UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIBERATOR MEDICAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

53012L108

(CUSIP Number)

Mark A. Libratore

c/o Liberator Medical Holdings, Inc.

2979 SE Gran Park Way

Stuart, Florida 34997

Telephone: (772) 287-2414

Copy to:

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone (212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 53012L108

(1)	Names of reporting persons Mark A. Libratore
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 19,785,867
	(9)	Sole dispositive power 19,785,867
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 19,785,867
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 36.6%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

The statement relates to the common stock, $0.001 par value (the “Common Stock”), of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 2979 SE Gran Park Way, Stuart, Florida 34997.

Item 2.	Identity and Background

(a)	This statement is filed by Mark A. Libratore (the “Reporting Person”).

(b) The principal business office of the Reporting Person is c/o Liberator Medical Holdings, Inc., 2979 SE Gran Park Way, Stuart, Florida 34997.

(c) The principal occupation of the Reporting Person is to act as the President and Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Issuer is a direct-to-consumer provider of medical supplies, and its principal business address is set forth in Item 1 above.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Holdings disclosed in this Schedule 13D have been acquired by the Reporting Person incrementally over time and have previously been reported on Schedule 13G, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-1(d) thereunder, as well as on Forms 3 and 4, pursuant to Section 16(a) of the Exchange Act.

Item 4.	Purpose of Transaction

(a) and (b) The Reporting Person and Robert Davis (each a “Shareholder” and, collectively, the “Shareholders”) and C. R. Bard, Inc., a New Jersey corporation (“Parent”) are parties to a Voting and Support Agreement, dated as of November 19, 2015 (the “Voting Agreement”), with respect to the shares of Common Stock (collectively, the “Subject Shares”) held beneficially or of record by the Shareholders. The Voting Agreement was entered into in connection with the entry into an Agreement and Plan of Merger, dated as of November 19, 2015 (the “Merger Agreement”), by and among Parent, Freedom MergerSub, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“MergerSub”), and the Issuer. Pursuant to, and subject to the terms and conditions contained in, the Merger Agreement (a) MergerSub shall be merged with and into the Issuer (the “Merger”), and the separate corporate existence of MergerSub shall thereupon cease; and (b) the Issuer shall be the surviving corporation in the Merger and shall continue to exist as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger is subject to a number of conditions, and there is no certainty that the Merger will be consummated.

Pursuant to the Voting Agreement, at any meeting of the stockholders of the Issuer, and at any adjournment or postponement thereof, called to seek stockholder approval of the Merger (“Required Approval”) or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other agreement, document, instrument or certificate contemplated by the Merger Agreement executed by the Issuer at or prior to the termination of the Voting Agreement, the Merger or any other transaction contemplated thereby, is sought, each Shareholder shall, including by executing a written consent solicitation if requested by Parent, vote (or cause to be voted), in person or by proxy, the Subject Shares in favor of (i) granting the Required Approval and (ii) any proposal to adjourn any meeting of the stockholders of the Issuer which Parent supports so long as such adjournment is permitted under the Merger Agreement.

The Shareholders have also agreed to vote (or cause to be voted) the Subject Shares against (i) any alternative proposal with respect to the sale of the Issuer, (ii) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (iii) any amendment of the Issuer’s organizational documents, or any other action, proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other action, proposal or transaction would reasonably be expected to impede, interfere with, delay, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated thereby, inhibit the timely consummation of the transactions contemplated thereby or change in any manner the voting rights of any class of capital stock of the Issuer.

The Shareholders have irrevocably granted to, and appointed, Parent , and any individual designated in writing by Parent, and each of them individually, as such Shareholders’ proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholders, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares, in a manner required by the immediately preceding paragraph.

The Shareholders also agreed not to (i) directly or indirectly offer, sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option, agreement, understanding or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of such Shareholder’s Subject Shares, or any interest therein, to any person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of such Shareholder’s Subject Shares or (iii) commit or agree to take any of the foregoing actions.

The Voting Agreement will terminate upon the earliest to occur of (i) the mutual consent of the parties thereto set forth in a written instrument signed by each of the parties, (ii) the effective time of the Merger (the “Effective Time”), (iii) the termination of the Merger Agreement in accordance with its terms and (iv) the effectiveness of any modification, amendment or waiver to the Merger Agreement that materially reduces, adversely affects, delays the payment of, or changes the form of, the consideration payable to the stockholders of the Issuer after the date of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

(c)	Not applicable.

(d) Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of MergerSub immediately prior to the Effective Time shall become the initial directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s articles of incorporation or bylaws or as otherwise provided by law, or until their earlier death, resignation or removal. The existing directors of MergerSub are Peter R. Curry, Samrat S. Khichi, Christopher S. Holland and John H. Weiland and the existing officer of MergerSub are Peter R. Curry, President, Samrat S. Khichi, Vice President & Secretary, Scott T. Lowry, Vice President & Treasurer, Richard C. Rosenzweig, Vice President & Assistant Secretary, Timothy P. Collins, Vice President, Christopher S. Holland, Vice President, and John H. Weiland, Vice President.

(e)	Not applicable.

(f)	Not applicable.

(g) Pursuant to the Merger Agreement, at the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as the articles of incorporation of MergerSub, except that the name of the Surviving Corporation shall not be amended. Pursuant to the Merger Agreement, at the Effective Time, the bylaws of MergerSub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

(h) and (i) The Common Stock is traded on the New York Stock Exchange MKT (“NYSEMKT”) under the trading symbol “LBMH.” Upon consummation of the transactions contemplated by the Merger Agreement, the Common Stock will be de-registered pursuant to the Exchange Act and the trading of the Common Stock on the NYSEMKT will cease.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Person is the beneficial owner of 19,785,867 shares of Common Stock, constituting approximately 36.6% of the outstanding shares of Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 53,977,311 shares of Common Stock issued and outstanding as of November 19, 2015.

As described in Item 4 above (which information is incorporated by reference in this Item 5), each Shareholder has irrevocably granted to, and appointed, Parent , and any individual designated in writing by Parent, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, pursuant to the Voting Agreement. As a result of such grant, Parent may be deemed to be the beneficial owner of the Subject Shares, including those held by the Reporting Person, for purposes of Rule 13d-3 under the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any of the Subject Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Excluding shares of Common Stock underlying options, the Subject Shares held by the Shareholders constitute approximately 37.9% of the issued and outstanding shares of Common Stock as of November 19, 2015, based on the Issuer’s representation in the Merger Agreement that there were 53,977,311 shares of Common Stock issued and outstanding as of November 19, 2015.

(c) On December 4, 2015, the Reporting Person exercised options to purchase 75,000 shares of Common Stock at an exercise price of $1.32 per share. Such shares of Common Stock are reflected in the aggregate holdings reported in Item 5(a) hereof. Other than the foregoing, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 above and the agreements incorporated herein by reference and set forth as exhibits hereto (all of which are incorporated by reference in this Item 6), the Reporting Person is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of November 19, 2015, by and among C. R. Bard, Inc., Freedom MergerSub, Inc. and Liberator Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on November 20, 2015).

Exhibit 2: Voting and Support Agreement, dated as of November 19, 2015, by and among C. R. Bard, Inc., Mark A. Libratore and Robert Davis (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on November 20, 2015).

[Signature Page Follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark A. Libratore
Mark A. Libratore

Date: December 4, 2015